Item 77(E) - The Board of Directors of the Registrant received a letter from a law firm on behalf of purported holders of the Registrant's common shares demanding that the Board of Directors take action against the investment manager and the Registrant's directors and officers to recover, for the benefit of the Registrant, alleged damages related to such parties' alleged breaches of fiduciary duties related to the redemption of the Registrant's auction preferred shares at their liquidation preference. In response to the demand letter, the Registrant's Board of Directors established a committee of independent directors to investigate the claims, and the committee retained independent counsel to assist it in conducting its investigation (the "Special Committee").

Subsequently, the Registrant was named as a nominal defendant in a putative shareholder derivative action captioned Klein v. Cohen & Steers Capital Management, Inc., et al. filed in the Supreme Court of the State of New York, County of New York on September 8, 2010 (the "Complaint"). The Complaint, filed purportedly on behalf, and for the benefit, of the Registrant, name as defendants the Registrant's investment manager, Cohen & Steers, Inc., the Registrant's investment manager's parent company, and the Registrant's current officers, including the two Interested Directors (collectively, the "Defendants"), and name the Registrant as a nominal defendant. The Complaint contains the same basic allegations contained in the demand letter and seeks a declaration that the Registrant's investment manager and the Registrant's officers have breached their fiduciary duties, indeterminate monetary damages in favor of the Registrant and an award of plaintiffs' costs and disbursements in pursuing the action. In derivative actions, Maryland law requires a report to shareholders when indemnification or expense advances are provided to Directors. The Registrant is reporting that the Interested Directors, along with the other Defendants, are receiving indemnification and expense advances with respect to the Complaint. The Defendants believe that the Complaint is without merit, and intend to defend vigorously against these charges. The Registrant's investment manager believes that the Complaint will not have a material adverse effect on its ability to perform its obligations under its investment advisory agreement with any of the other funds that it advises, including the Registrant.

On November 1, 2010, after an extensive investigation conducted with the assistance of independent counsel, the Special Committee determined that the Registrant should not pursue claims based on the allegations in the demand letter and rejected the demands made in the letter.